Via EDGAR Transmission

April 23, 2024

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Becky Chow
Stephen Krikorian

Re:     Health Catalyst, Inc.
Form 8-K Filed/Furnished on February 22, 2024
Form 10-Q for the Fiscal Quarter ended September 30, 2023
Form 10-K for the Fiscal Year ended December 31, 2023
File No. 001-38993

To the addressees set forth above:

On behalf of Health Catalyst, Inc. (the “Company”), the Company submits this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated April 10, 2024 (the “Comment Letter”) relating to the Company’s Current Report on Form 8-K, filed with the Commission on February 22, 2024, Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023, filed with the Commission on November 6, 2023, and the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Commission on February 22, 2024 (the “2023 Form 10-K”). Concurrently with the submission of this letter, the Company is filing an amendment to the 2023 Form 10-K (the “10-K Amendment”) with respect to the items contained therein that were the subject of the Staff’s comment number 6 included in the Comment Letter.

For your convenience, we have reproduced the comments of the Staff exactly as given in the Comment Letter in bold and italics below followed by the Company’s response.

Form 8-K filed on February 22, 2024

Health Catalyst Reports Fourth Quarter and Year End 2023 Results, page 1

1.We noted your discussion and presentation of Adjusted EBITDA in Exhibit 99.2 to Form 8-K furnished on February 22, 2024, without the discussion and the presentation of the corresponding directly comparable GAAP measure (i.e., GAAP Net Loss). Your presentation appears to give greater prominence to the non-GAAP measure and does not comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division's Compliance & Disclosure Interpretations on Non- GAAP Financial Measures which requires you to present the most directly comparable GAAP measure with equal or greater prominence. Please revise your future presentations to comply.

Response: The Company respectfully acknowledges the Staff’s comment and will, in future presentations furnished to the Commission that discuss and present Adjusted EBITDA, include a discussion and presentation of GAAP Net Loss with equal or greater prominence and will provide a cross-reference to the reconciliation to the comparable GAAP financial measure.

Form 10-Q filed on November 6, 2023

Key Financial Metrics, page 44

2.     We noted your discussion and presentation of Adjusted EBITDA within key financial metrics in Form 10-Q filed on November 6, 2023, without the discussion and the presentation of the corresponding directly comparable GAAP measure. Your presentation in the Form 10-Q appears to give greater prominence to the non-GAAP measure and does not comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division's Compliance & Disclosure Interpretations on Non- GAAP Financial Measures which requires you to present the most directly comparable GAAP measure with equal or greater prominence. Please revise your future presentations to comply. Please consider including a presentation similar to that included in your Form 10-K.

Response: The Company respectfully acknowledges the Staff’s comment and will update the Company’s disclosure, as applicable, and in a manner consistent with the presentation included in the Company’s 2023 Form 10-K, beginning with the Company’s Form 10-Q for the fiscal quarter ended March 31, 2024.

Form 10-K filed February 22, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Measures and Key Business Metrics, page 63

3.     We note that you present the total adjusted gross profit and total adjusted gross margin as your non-GAAP measures without the presentation of the corresponding directly comparable GAAP measures. Refer to Question 102.10 and 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise future filings to include a "fully loaded" total GAAP gross profit and margin or remove these measures. Your presentation appears to give greater prominence to the non-GAAP measure and does not comply with Item 10(e)(1)(i)(A) of Regulation S-K which requires you to present the most directly comparable GAAP measure with equal or greater prominence. This comment also applies to your Form 10-Q for the quarter ended September 30, 2023 and Exhibit 99.1 to Form 8-K furnished on February 22, 2024.

Response: The Company respectfully acknowledges the Staff’s comment and will update the Company’s future disclosures, as applicable, beginning with the Company’s Form 10-Q for the fiscal quarter ended March 31, 2024. For the Staff’s reference, an updated disclosure showing an excerpt from page 63 of the 2023 Form 10-K and an excerpt from page 66 of the 2023 Form 10-K, in each case marked to show changes against the respective current disclosure are attached hereto as Exhibit A as an example, for illustrative purposes only, of how the Company intends to expand its disclosures in future filings.

Notes to the Consolidated Financial Statements
Leases, page 103

4.     You disclose that your leases do not provide an implicit rate and you use an estimated incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. Please revise in future disclosures to clarify whether the rates implicit in your leases are readily determinable and if that is the basis for using your incremental borrowing rate as the discount rate for your leases. Refer to “Rate Implicit in the Lease” defined in ASC 842-20-20.

Response: The Company respectfully acknowledges the Staff’s comment and will update the Company’s disclosure beginning with the Company’s Form 10-Q for the fiscal quarter ended March 31, 2024. For the Staff’s reference, an updated disclosure marked to show changes against the disclosure on page 103 of the 2023 Form 10-K is attached hereto as Exhibit B as an example, for illustrative purposes only, of how the Company intends to expand its disclosures in future filings.

Note 9 – Leases
Operating leases, page 112

5.     Please revise future filings to include the disclosures outlined in ASC 842-20-50-4 in a table or a format that properly conveys this information. Please indicate whether your leases contain variable costs. In addition, please clarify why your footnote 5 – Property and Equipment references amortization of assets recorded under a capital lease. In this regard, we note your disclosure on page 103 that states that “[y]our leasing commitments are classified either as operating leases or otherwise qualify as short-term leases with lease terms of 12 months or less”. Please clarify whether you do have finance leases under ASC 842. Clarify how you are presenting the reduction in the carrying amount of ROU operating lease assets in your consolidated statements of cash flows.

Response: In regard to the Staff’s comment related to the disclosures outlined in ASC 842-20-50-4, the Company respectfully acknowledges the Staff’s comment. The Company will update its disclosures outlined in ASC 842-20-50-4 to include a tabular format beginning with the Company’s Form 10-K for the fiscal year ended December 31, 2024. The Company does incur immaterial variable costs related to our leased office space, such as maintenance and utilities based on actual usage, which are not included in the measurement of right-of-use assets and lease liabilities, but are expensed as incurred. For the Staff’s reference, an updated disclosure marked to show changes against the disclosure on page 112 of the 2023 Form 10-K is attached hereto as Exhibit C as an example, for illustrative purposes only, of how the Company intends to expand its disclosures in future filings.

In regards to the Staff’s comment related to the reference to a capital lease in footnote 5 – Property and Equipment and whether the Company has finance leases under ASC 842, the Company respectfully acknowledges the Staff’s comment. Prior to the Company’s adoption of ASC 842, the Company did have certain immaterial assets recorded under a capital lease, however, that lease is now expired and the related assets are fully amortized, so the Company will update its disclosure in future filings to remove this reference to assets recorded under a capital lease. The Company does not have any leases classified as finance leases under ASC 842.

In regard to the Staff’s comment to clarify how the Company is presenting the reduction in the carrying amount of ROU operating lease assets in our consolidated statements of cash flows, the Company respectfully acknowledges the Staff’s comment. The Company presents the reduction in the carrying amount of ROU operating lease assets from ROU asset amortization on a gross basis as a non-cash increase to net income (loss) on the row labeled “Non-cash operating lease expense” in the cash flows from operating activities section of its consolidated statements of cash flows. The Company presents the reduction in the carrying amount of ROU operating lease assets from impairment as part of the non-cash increase to net income (loss) on the row labeled “Impairment of long-lived assets” in the cash flows from operating activities section of its consolidated statements of cash flows.

EXHIBIT INDEX
Certifications, page 132

6.     The Certifications pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act Rules omit introductory language in paragraph 4 and 4(b) referencing to internal controls over financial reporting. Please amend the Form 10-K to provide a compliant Certification.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed with the 10-K Amendment revised Exhibits 31.1 and 31.2 to address the Staff’s comment.

* * * *

We hope the foregoing answers have been responsive to your comments. Please do not hesitate to contact me by telephone at (855) 309-6800 or by email at benjamin.landry@healthcatalyst.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Benjamin Landry

Benjamin Landry
General Counsel

cc: Jason Alger, Chief Financial Officer, Health Catalyst, Inc.
Rick Kline, Latham & Watkins LLP
Erica Kassman, Latham & Watkins LLP

Exhibit A

Financial Measures and Key Business Metrics (Page 63)

We regularly review a number of metrics, including the following key financial measures, to manage our business and evaluate our operating performance compared to that of other companies in our industry:

	Year Ended December 31,
	2023	2022	2021
GAAP Financial Measures:	(in thousands, except percentages)
Technology revenue	$187,583	$176,288	$147,718
Professional services revenue	$108,355	$99,948	$94,208
Total revenue	$295,938	$276,236	$241,926
Gross profit	$104,002	$102,942	$97,150
Gross margin	35%	37%	40%
Net loss	$(118,147)	$(137,403)	$(153,210)
Non-GAAP Financial Measures:
Adjusted Gross Profit	$144,060	$145,849	$127,870
Adjusted Gross Margin	49%	53%	53%
Adjusted EBITDA	$11,021	$(2,487)	$(11,248)
We monitor the key financial measures set forth in the preceding table to help us evaluate trends, establish budgets, measure the effectiveness and efficiency of our operations, and determine team member incentives. We discuss Adjusted Gross Profit, Adjusted Gross Margin, and Adjusted EBITDA in more detail below.

Adjusted gross profit and adjusted gross margin

Gross profit is a GAAP financial measure that is calculated as revenue less cost of revenue, including depreciation and amortization of capitalized software development costs and acquired technology. We calculate gross margin as gross profit divided by our revenue. Adjusted Gross Profit is a non-GAAP financial measure that we define as ~~revenue less cost of revenue, excluding~~ gross profit, adjusted for (i) depreciation and amortization, ~~adding back~~ (ii) stock-based compensation, (iii) acquisition-related costs, net, and (iv) restructuring costs as applicable. We define Adjusted Gross Margin as our Adjusted Gross Profit divided by our revenue. We believe Adjusted Gross Profit and Adjusted Gross Margin are useful to investors as they eliminate the impact of certain non-cash expenses, as well as certain other non-recurring operating expenses, and allow a direct comparison of these measures between periods without the impact of non-cash expenses and certain other non-recurring operating expenses. We present both of these measures for our technology and professional services business. We believe these non-GAAP measures are useful in evaluating our operating performance compared to that of other companies in our industry, as these metrics generally eliminate the effects of certain items that may vary from company to company for reasons unrelated to overall profitability.

See “Reconciliation of Non-GAAP Financial Measures” below for information regarding the limitations of using our Adjusted Gross Profit and Adjusted Gross Margin as financial measures and for a reconciliation of gross profit to our Adjusted Gross Profit, the most directly comparable financial measure calculated in accordance with GAAP.

…

Adjusted Gross Profit and Adjusted Gross Margin (Page 66)

Gross profit is a GAAP financial measure that is calculated as revenue less cost of revenue, including depreciation and amortization of capitalized software development costs and acquired technology. We calculate gross margin as gross profit divided by our revenue. Adjusted Gross Profit is a non-GAAP financial measure that we define as ~~revenue less cost of revenue, excluding~~ gross profit, adjusted for (i) depreciation and amortization, ~~adding back~~ (ii) stock-based compensation, (iii) acquisition-related costs, net, and (iv) restructuring costs as applicable. We define Adjusted Gross Margin as our Adjusted Gross Profit divided by our revenue. We believe Adjusted Gross Profit and Adjusted Gross Margin are useful to investors as they eliminate the impact of certain non-cash expenses and allow a direct comparison of these measures between periods without the impact of non-cash expenses and certain other non-recurring operating expenses.
We present both of these measures for our technology and professional services business. We believe these non-GAAP measures are useful in evaluating our operating performance compared to that of other companies in our industry, as these metrics generally eliminate the effects of certain items that may vary from company to company for reasons unrelated to overall profitability.
The following is a calculation of our gross profit and gross margin and a reconciliation of ~~revenue~~ gross profit and gross margin to our Adjusted Gross Profit and Adjusted Gross Margin in total and for technology and professional services for the years ended December 31, 2023, 2022, and 2021:

	Year Ended December 31, 2023
	(in thousands, except percentages)
	Technology	Professional Services	Total
Revenue	$187,583	$108,355	$295,938
Cost of revenue, excluding depreciation and amortization	(62,474)	(101,631)	(164,105)
Amortization of intangible assets, cost of revenue	(18,742)	—	(18,742)
Depreciation of property and equipment, cost of revenue	(9,089)	—	(9,089)
Gross profit	97,278	6,724	104,002
Gross margin	52%	6%	35%
Add:
Amortization of intangible assets, cost of revenue	18,742	—	18,742
Depreciation of property and equipment, cost of revenue	9,089	—	9,089
Stock-based compensation	1,866	7,369	9,235
Acquisition-related costs, net(1)	273	391	664
Restructuring costs(2)	496	1,832	2,328
Adjusted Gross Profit	$127,744	$16,316	$144,060
Adjusted Gross Margin	68%	15%	49%
__________________
(1) Acquisition-related costs, net include deferred retention expenses following the ARMUS, KPI Ninja, and Twistle acquisitions.
(2) Restructuring costs include severance and other team member costs from workforce reductions.

	Year Ended December 31, 2022
	(in thousands, except percentages)
	Technology	Professional Services	Total
Revenue	$176,288	$99,948	$276,236
Cost of revenue, excluding depreciation and amortization	(56,642)	(86,407)	(143,049)
Amortization of intangible assets, cost of revenue	(22,832)	—	(22,832)
Depreciation of property and equipment, cost of revenue	(7,413)	—	(7,413)
Gross profit	89,401	13,541	102,942
Gross margin	51%	14%	37%
Add:
Amortization of intangible assets, cost of revenue	22,832	—	22,832
Depreciation of property and equipment, cost of revenue	7,413	—	7,413
Stock-based compensation	2,058	8,230	10,288
Acquisition-related costs, net(1)	351	655	1,006
Restructuring costs(2)	229	1,139	1,368
Adjusted Gross Profit	$122,284	$23,565	$145,849
Adjusted Gross Margin	69%	24%	53%
__________________
(1) Acquisition-related costs, net includes deferred retention expenses following the ARMUS, KPI Ninja, and Twistle acquisitions.
(2) Restructuring costs include severance and other team member costs from workforce reductions.

	Year Ended December 31, 2021
	(in thousands, except percentages)
	Technology	Professional Services	Total
Revenue	$147,718	$94,208	$241,926
Cost of revenue, excluding depreciation and amortization	(47,516)	(76,838)	(124,354)
Amortization of intangible assets, cost of revenue	(17,471)	—	(17,471)
Depreciation of property and equipment, cost of revenue	(2,951)	—	(2,951)
Gross profit	79,780	17,370	97,150
Gross margin	54%	18%	40%
Add:
Amortization of intangible assets, cost of revenue	17,471	—	17,471
Depreciation of property and equipment, cost of revenue	2,951	—	2,951
Stock-based compensation	2,063	8,047	10,110
Acquisition-related costs, net(1)	61	127	188
Adjusted Gross Profit	$102,326	$25,544	$127,870
Adjusted Gross Margin	69%	27%	53%
__________________
(1) Acquisition-related costs, net includes deferred retention expenses following the Twistle acquisition.

Exhibit B
1.Description of Business and Summary of Significant Accounting Policies (Page 103)
Leases
We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (ROU) assets, operating lease liabilities, and operating lease liabilities, net of current portion in our consolidated balance sheets. We have adopted the short-term lease recognition exemption policy. All of our leasing commitments are classified either as operating leases or otherwise qualify as short-term leases with lease terms of 12 months or less.
ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As our lease contracts do not ~~provide an implicit rate~~ have a readily determinable implicit rate, we use our incremental borrowing rate based on the information available at the commencement date to determine the present value of lease payments. The incremental borrowing rate is the estimated rate incurred to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The operating lease ROU asset also includes any lease payments made and excludes lease executory costs.
Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the applicable option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. ~~We do not have lease agreements that contain non-lease components, which generally would be accounted for separately.~~ Variable costs related to our leased office space, such as maintenance and utilities based on actual usage, are not included in the measurement of right-of-use assets and lease liabilities, but are expensed as incurred.

Exhibit C
9. Leases (Page 112)
Operating leases
We lease office space under operating leases that expire between 2024 and 2031. The terms of the leases provide for rental payments on a graduated scale, options to renew the leases (one to five years), landlord incentives or allowances, and periods of free rent.
During the year ended December 31, 2020 we took initial possession of the first 118,207 square feet of our new headquarters in South Jordan, Utah to begin leasehold improvements, which resulted in an initial right-of-use asset and corresponding operating lease liability of $23.8 million, and commencement of operating lease expense. During the year ended December 31, 2023 the leased square footage of our corporate headquarters expanded and we took possession of an additional 9,830 rentable square feet of office space, which resulted in an additional right-of-use asset and corresponding lease liability of $1.5 million. We have the right to sublease all, or a portion, of this leased office space provided that certain terms and conditions are met.
We subleased portions of our corporate headquarters to various sublessees with subleases commencing at various dates between 2021 and 2023. As of December 31, 2023, 54,399 rentable square feet of our corporate headquarters was subleased. We classified each sublease as an operating lease. The initial subleases have terms ranging from eighteen months to 8.5 years. As indicators of impairment arise, we have performed recoverability tests of the relevant asset groups, comprised of operating lease right-of-use and other related assets, and in some instances have determined that the carrying value of these asset groups were not fully recoverable.
As a result, we measured and recognized total impairment charges of $4.1 million, $3.8 million, and $1.8 million during the years ended December 31, 2023, 2022, and 2021, respectively, representing the amount by which the carrying value exceeded the estimated fair value of these asset groups. The impairment charges were recorded as part of general and administrative expense in our consolidated statements of operations. During the year ended December 31, 2023, $2.9 million of the impairment charge was allocated to the ROU assets and the remaining $1.2 million was allocated to leasehold improvements, while during the year ended December 31, 2022, $2.6 million of the impairment charge was allocated to the ROU asset and the remaining $1.2 million was allocated to leasehold improvements, and during the year ended December 31, 2021, $1.3 million of the impairment charge was allocated to the ROU asset and the remaining $0.5 million was allocated to leasehold improvements and furniture and fixtures.
~~Our operating lease expense for the years ended December 31, 2023, 2022, and 2021, was $3.1 million, $2.6 million, and $3.6 million, respectively. In addition to those amounts, lease expense attributable to short-term leases with terms of 12 months or less for the years ended December 31, 2023, 2022, and 2021, was $0.1 million, $0.1 million, and $0.1 million, respectively.~~

Components of lease expense (income) are summarized as follows (in thousands):

	As of December 31,
	2023	2022	2021
Operating lease expense	$3,077	$2,569	$3,607
Short-term lease expense	92	109	148
Sublease income	(1,292)	(764)	(418)
Total	$1,877	$1,914	$3,337
We also incur immaterial variable costs related to our leased office space, such as maintenance and utilities based on actual usage, which are not included in the measurement of right-of-use assets and lease liabilities, but are expensed as incurred.